NISKA GAS STORAGE PARTNERS LLC

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(281) 404-1890

December 21, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Niska Gas Storage Partners LLC,

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed June 11, 2012

File No. 001-34733

Dear Mr. Mew:

Niska Gas Storage Partners LLC (the “Company”) acknowledges receipt of the letter dated December 7, 2012 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced document (the “Comment Letter”).  The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses.  We appreciate the extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses.  We expect to provide our responses to the Comment Letter on or before January 8, 2013.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (403) 513-8647.

Sincerely,

NISKA GAS STORAGE PARTNERS LLC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

cc:                                E. Ramey Layne

Vinson & Elkins L.L.P.

Via Facsimile